Exhibit 3.2

Registrar of Companies
Government Administration Building
133 Elgin Avenue

George Town
Grand Cayman

Pyrophyte Acquisition Corp. (ROC # 371601) (the “Company”)

TAKE NOTICE that at an extraordinary general meeting of the shareholders of the Company held on 24 April 2023, the following special resolutions were passed:

“RESOLVED as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the company be amended by:

a)	amending Article 17.2 as follows:

“Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) automatically on the day of the closing of a Business Combination or on such earlier date at the election of the holder of such Class B Shares.”

b)	amending Article 51.2 as follows:

“Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares~~, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such repurchase~~.

c)	amending Article 51.7 as follows:

“In the event that the Company does not consummate a Business Combination ~~within 24 months from the consummation of the IPO~~ on or before April 29, 2024 (or such earlier date as determined by the board of Directors and included in a public announcement), or such later time as the Members may approve in accordance with the Articles, the Company shall:

a.	cease all operations except for the purpose of winding up;

Filed: 05-May-2023 16:09 EST
www.verify.gov.ky File#: 371601	Auth Code: H33114956697

b.	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

c.	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

d)	amending Article 51.5 as follows:

“Any Member holding Public Shares who is not a Founder, officer of the Company or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund calculated as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated. ~~The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”)~~.”.

e)	amending Article 51.8 as follows:

“In the event that any amendment is made to the Articles:

a.	to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination ~~within 24 months from the consummation of the IPO~~ on or before April 29, 2024 (or such earlier date as determined by the board of Directors and included in a public announcement), or such later time as the Members may approve in accordance with the Articles; or

b.	with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. ~~The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.~~”

Filed: 05-May-2023 16:09 EST
www.verify.gov.ky File#: 371601	Auth Code: H33114956697

f)	amending Article 51.10 as follows:

“Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17 where the holders of such Shares have waived any right to receive funds from the Trust Fund, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to:

a.	receive funds from the Trust Fund; or

b.	vote as a class with Public Shares on any Business Combination.”

/s/ Alec Pultr
Alec Pultr
Corporate Administrator for and on behalf of Maples Corporate Services Limited

Dated this 5th day of May 2023.

Filed: 05-May-2023 16:09 EST
www.verify.gov.ky File#: 371601	Auth Code: H33114956697

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